1701 Market Street                                     Morgan, Lewis
Philadelphia, PA 19103-2921                            & Bockius LLP
215.963.5000                                           Counselors at Law
Fax: 215.963.5001

SEAN GRABER
PARTNER
215.963.5598
sgraber@morganlewis.com


June 16, 2014

FILED AS EDGAR CORRESPONDENCE

Ms. Anu Dubey, Esq.
U.S. Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, DC 20549

Re:     O'Connor EQUUS N-2 Filing (File Nos. 333-193931 and 811-22937)
        --------------------------------------------------------------

Dear Ms. Dubey:

On behalf of our client, O'Connor EQUUS (the "Fund"), this letter responds to the comments provided on behalf of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") via telephone on June 12, 2014 and June 13, 2014, regarding the Fund's pre-effective amendment No. 2, under the Securities Act of 1933, as amended (the "1933 Act"), and amendment No. 2, under the Investment Company Act of 1940, as amended (the "1940 Act"), to the Trust's registration statement, filed with the SEC on June 10, 2014 to respond to Staff comments on, and make certain other changes to, the registration statement (the "Amendment"). Responses to the Staff's comments, based on information provided by the Adviser, are set forth below. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

It is our goal to have the N-2 declared effective by the SEC staff on or about June 18, 2014.

1. COMMENT. Please confirm supplementally that the "Example" only shows the effect of the expense reimbursement for the term of the Reimbursement Agreement.

     RESPONSE. The Fund hereby confirms that the effect of the Reimbursement Agreement has only been applied to calculate expenses in the Example for the one year term of the Reimbursement Agreement.

2. COMMENT. In "The Offering and Plan of Distribution" section of the Prospectus, the Staff notes that the phrase "reckless disregard by the Distributor of its obligations and duties under the distribution agreement" was deleted from the sentence which discusses limitations on the Fund's indemnification of the Distributor under the Distribution Agreement. Notwithstanding this deletion, please confirm supplementally that the Fund will still comply with the requirements under Section 17(i) of the 1940 Act, which states "no contract or agreement under which any person undertakes to act as principal underwriter for, a registered investment company shall contain any provision which protects or purports to protect such person against any liability to such company or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence, in the performance of his duties, or by reason of his reckless disregard of his obligations and duties under such contract or agreement."

     RESPONSE. The Fund confirms that it will comply with the requirements under
     Section 17(i) of the 1940 Act.

3. COMMENT. The "Consent of Independent Registered Public Accounting Firm" states that Ernst & Young LLP consents to the use of its "Report of Independent Registered Public Accounting Firm" dated "June 3, 2014" in the Amendment. The Staff notes that the "Report of Independent Registered Public Accounting Firm" in the Amendment is actually dated June 5, 2014. Please revise the "Consent of Independent Registered Public Accounting Firm" to refer to the actual date of the "Report of Independent Registered Public Accounting Firm."

     RESPONSE. A revised Consent has been included as an exhibit to the Fund's pre-effective amendment No. 3, which was filed on June 16, 2014.

                            * * * * * * * * * * * *

I hereby acknowledge on behalf of, and with the express authority granted by, the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) if, to the Trust's knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Trust will not assert SEC Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC's June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5598.

Very truly yours,


/s/ Sean Graber
---------------
Sean Graber